[GIBSON DUNN LETTERHEAD]

March 31, 2011	James Moloney
Direct: 949.451.4343
Fax: 949.475.4756
JMoloney@gibsondunn.com

VIA EDGAR	Client: C 02133-00034

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Ameron International Corporation
Definitive Additional Materials filed March 7, March 18, and March 24, 2011
File No. 001-09102

Dear Mr. Hindin:

On behalf of our client, Ameron International Corporation, a Delaware corporation (the “Company” or “Ameron”), set forth below are the Company’s responses to the Staff’s comment letters, dated March 21, 2011 (the “March 21 Comment Letter”) and March 28, 2011 (the “March 28 Comment Letter,” and collectively, the “Comment Letters”), with respect to the above captioned definitive additional proxy materials.

The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letters.

The March 21 Comment Letter

1.           We refer you to the following statements in the soliciting material filed March 18, 2011:

●
“We are of the strongly held view that the election of Mr. Mitarotonda would be disruptive to the Company and detrimental to our stockholders, and are extremely pleased that Egan-Jones has recognized this.”

Response:  The Company believes that this statement is adequately supported by the Egan-Jones Report.  The report states, in the section titled “Analysis and Evaluation,” that “voting the management ballot is in the best interest of the Company and its shareholders,” “[t]here is a lack of sufficient specificity in the plans so far announced by the dissidents that would proportedly [sic] lead to improvements in shareholder value,” and “[w]e are not convinced that addition of dissident nominee James Mitarotonda to the Company’s board of directors would work to the benefit of the shareholders.”  The Company believes that these statements by Egan-Jones, when read together, reasonably support the Company’s view that Egan-Jones’ report constitutes a recognition of the Company’s position on Barington’s solicitation.

[GIBSON DUNN LETTERHEAD]
Perry J. Hindin
March 31, 2011

●	“Egan-Jones clearly recognized that Barington has offered no positive ideas, plans or strategies to build value at Ameron.”

Response:  The Company believes that this statement is adequately supported by the Egan-Jones Report.  As noted above in response to comment #1, the report states that “[t]here is a lack of sufficient specificity in the plans so far announced by the dissidents that would proportedly [sic] lead to improvements in shareholder value.”  The foregoing quotation from the report evidences sufficient doubt expressed by others regarding the plans advanced by Barington.  In particular, the use of the word “purportedly” and the conclusion that Barington’s plans lack specificity—a fundamental failure that the Company has highlighted in several other stockholder communications, including on page 5 of the Company’s letter to stockholders filed with the Commission on March 2, 2011.  Accordingly, the Company believes that, when considered in context of the communications from both parties, Egan-Jones’ skepticism is both warranted and clear.

2.           Please advise why the Company’s February 24, 2011 press release concerning an internal inquiry into the veracity of certain allegations made by Barington was filed with the Commission on March 7, 2011.  We remind you of the Company’s obligation under Exchange Act Rule 14a-6(b).

Response:  At the time that the press release was initially issued, the Company did not believe that the release constituted proxy soliciting material because it did not directly or indirectly seek to influence the giving or withholding of proxies.  Rather, it merely stated the conclusions of a review of independent directors conducted in response to a public letter from Barington.  The press release was posted and available on the Company’s website.  Following the passage of time, it became clear that Barington intended to formally commence a proxy contest. At that time, the Company reassessed its initial conclusions regarding the status of the press release and decided, out of an abundance of caution, to file the press release with the Commission under cover of Schedule 14A, on March 7, 2011.  It was only after subsequent developments in connection with Barington’s actions to proceed with a proxy contest, that one could possibly view the continued presence of the press release on the Company’s website as proxy soliciting material suitable for filing as such.

[GIBSON DUNN LETTERHEAD]
Perry J. Hindin
March 31, 2011

The March 28 Comment Letter

1.           We refer you to the following statement in the soliciting materials filed March 24, 2011:

●	“As Egan-Jones recognized, Barington has offered no positive ideas, plans or strategies to build value at Ameron.”

Similar to the point we made in our letter to you dated March 21, 2011, we have reviewed the Egan-Jones report and are unable to find support for the above statement.  Please advise or promptly disseminate corrective disclosure in the same manner as the March 24 soliciting material was disseminated.

Response:  Please see our response above to comment number one from the Staff’s letter dated March 21, 2011.

2.           We note your response to the first bullet point of prior comment 1 of our letter dated March 17, 2011 relating to the quote “Confirming our worst fears…” found in the definitive additional materials filed March 16, 2011.  We disagree with your characterization of the disclosure are continue to believe that the highlighted statement appears to impugn the character and integrity of Mr. Mitarotonda and to allege improper and immoral conduct without an adequate factual foundation.

Response:  We note the Staff’s comment and the Company will take care not to make similar statements in the future.

3.           We note your response to prior comment 2 of our letter dated March 17, 2011 and we reissue the comment.  The comment asked for support for such statement and your response is only conclusory in nature.

Response:  While The Company does not have any documentary support that it is in a position to provide to the Staff on a supplemental basis, the Company assures the Staff that its statements in this regard were based upon several interviews conducted by a nationally recognized investigation firm, and there is adequate factual support for such statements.

[GIBSON DUNN LETTERHEAD]
Perry J. Hindin
March 31, 2011

We appreciate your prompt attention to this matter.  If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (949) 451-4343 or my colleague Jeff Le Sage at (213) 229-7504.

Sincerely,

/s/ James J. Moloney

James J. Moloney

JJM/kkl
Enclosure

cc:       Leonard McGill
Senior Vice President, General Counsel and Corporate Secretary
Ameron International Corporation
Jeffrey Le Sage, Esq., Gibson, Dunn & Crutcher LLP